                                                                       EXHIBIT A

          VOCALTEC ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

HERZLIA, Israel - (BUSINESS WIRE) - Aug. 21, 2006 - VocalTec Communications Ltd.
(Nasdaq Capital Market: VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today announced the results of its annual meeting of shareholders held on August 21, 2006 at the
Company's headquarters in Herzlia, Israel.

At the meeting, all proposals submitted for the approval of the Company's shareholders were approved. Proposals submitted for shareholder approval are described in the proxy statement submitted to the US Securities and Exchange
Commission on July 13, 2006.

Among the items approved by shareholders at the Annual Meeting were the elections of Mr. Lior Bregman and Mr. Yoseph Dauber to the Company's Board of
Directors.

About VocalTec Communications Ltd.

VocalTec Communications Ltd. (Nasdaq Capital Market: "VOCL") is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994,
VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs).
Partnering with prominent system integrators and equipment manufacturers,
VocalTec serves an installed base of dozens of leading carriers including
Deutsche Telekom and Telecom Italia San Marino. Following its 2005 business combination with Tdsoft Ltd., a leading provider of VoIP gateways, VocalTec is led by a management team comprised of respected industry veterans. The company's investors include Cisco Systems, HarbourVest Partners, LibertyView and Deutsche
Telekom.